

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 2002

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

54 Lombard Street
London EC3P 3AH
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

LONDON: 104958.30

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

LONDON: 104958.30

BARCLAYS

News Release

2 July 2002

Notification of directors' interests: Companies Act 1985 s.329

1. The trustee of the Barclays Qualifying Employee Share Ownership Trust (the "Quest") notified the Company on 1 July 2002 that it subscribed for a total of 307,132 Barclays PLC ordinary shares on 1 July 2002 at a price of 555.5p per share. Following this transaction, the trustee of the Quest held a total of 307,132 Barclays PLC ordinary shares in which the following directors of Barclays PLC had an interest as potential beneficiaries: Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley. (The Quest is a trust which distributes shares to employees of the Barclays Group on the exercise of options granted under the Barclays PLC 1991 SAYE Share Option Scheme, the Barclays Group SAYE Share Option Scheme and the Woolwich plc Sharesave Scheme (the "Schemes")).

   The trustee of the Quest also notified the Company on 1 July 2002 that it had transferred 307,132 Barclays PLC ordinary shares on 1 July 2002 to participants in the Schemes following the exercise of their options. Following this transaction, each of the directors listed above ceased to have an interest in such shares.

2. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS trust") notified the Company on 1 July 2002 that it had exercised its discretion and released 831,582 ordinary shares in Barclays PLC to participants in the Executive Share Award Scheme ("ESAS"). The participants to whom shares were released are not directors of Barclays PLC.

3. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS trust") notified the Company on 1 July 2002 that it had on 28 June 2002 exercised its discretion and purchased 722,239 ordinary shares in Barclays PLC at a price of 554p per share. None of the shares purchased were in respect of an award made to a director of Barclays PLC.

4. The independent trustee of the Barclays Group (ESAS) Supplementary Trust (the "ESAS Supplementary trust") also notified the Company on 1 July 2002 that it had on 28 June 2002 exercised its discretion and purchased 71,782 ordinary shares in Barclays PLC at a price of 554p per share. None of the shares purchased were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 58,390,514 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Sir Andrew Large, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares.

BARCLAYS

News Release

8 July 2002

Notification of directors' interests: Companies Act 1985 s.329

1. The trustee of the Barclays Qualifying Employee Share Ownership Trust (the "Quest") notified the Company on 8 July 2002 that it subscribed for a total of 9,826 Barclays PLC ordinary shares on 8 July 2002 at a price of 511p per share. Following this transaction, the trustee of the Quest held a total of 9,826 Barclays PLC ordinary shares in which the following directors of Barclays PLC had an interest as potential beneficiaries: Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley. (The Quest is a trust which distributes shares to employees of the Barclays Group on the exercise of options granted under the Barclays PLC 1991 SAYE Share Option Scheme, the Barclays Group SAYE Share Option Scheme and the Woolwich plc Sharesave Scheme (the "Schemes")).

   The trustee of the Quest also notified the Company on 8 July 2002 that it had transferred 9,826 Barclays PLC ordinary shares on 8 July 2002 to participants in the Schemes following the exercise of their options. Following this transaction, each of the directors listed above ceased to have an interest in such shares.

2. The trustee of the Barclays Group Share Incentive Plan ("the SIP") informed the Company on 8 July 2002 that on 8 July 2002 it had purchased, and now held as bare trustee under the SIP, the following ordinary shares in the capital of Barclays PLC for the following directors at a price of 509p per share:

Director	Number of Shares
Mr C J Lendrum	25
Mr J S Varley	25

   The revised total shareholding for each director following these transactions, is as follows:

Director	Beneficial Holding	Non Beneficial Holding
Mr C J Lendrum	169,156	-
Mr J S Varley	213,740	-

In addition to the interests shown above, the trustees of all the Barclays Group employees' benefit trusts hold a total of 58,390,514 ordinary shares in Barclays PLC. Mr C J Lendrum and Mr J S Varley, directors of Barclays PLC, together with other directors and senior executives, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

BARCLAYS

News Release

16 July 2002

Notification of directors' interests: Companies Act 1985 s.329

The trustee of the Barclays Qualifying Employee Share Ownership Trust (the "Quest") notified the Company on 15 July 2002 that it subscribed for a total of 148,959 Barclays PLC ordinary shares on 15 July 2002 at a price of 454.5p per share. Following this transaction, the trustee of the Quest held a total of 148,959 Barclays PLC ordinary shares in which the following directors of Barclays PLC had an interest as potential beneficiaries: Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley. (The Quest is a trust which distributes shares to employees of the Barclays Group on the exercise of options granted under the Barclays PLC 1991 SAYE Share Option Scheme, the Barclays Group SAYE Share Option Scheme and the Woolwich plc Sharesave Scheme (the "Schemes")).

The trustee of the Quest also notified the Company on 15 July 2002 that it had transferred 148,959 Barclays PLC ordinary shares on 15 July 2002 to participants in the Schemes following the exercise of their options. Following this transaction, each of the directors listed above ceased to have an interest in such shares.

BARCLAYS

News Release

22 July 2002

Notification of directors' interests: Companies Act 1985 s.329

The independent trustee of the Barclays Group (PSP & ESOS) Trust (the "PSP & ESOS trust") notified the Company on 22 July 2002 that it had on 15 July 2002 exercised its discretion and released 9,288 ordinary shares in Barclays PLC to a participant who exercised his award under the Barclays Group Performance Share Plan ("PSP"). The participant to whom shares were released is not a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 58,381,226 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Sir Andrew Large, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

BARCLAYS

News Release

24 July 2002

Notification of directors' interests: Companies Act 1985 s.329

The trustee of the Barclays Qualifying Employee Share Ownership Trust (the "Quest") notified the Company on 23 July 2002 that it subscribed for a total of 63,671 Barclays PLC ordinary shares on 23 July 2002 at a price of 460p per share. Following this transaction, the trustee of the Quest held a total of 63,671 Barclays PLC ordinary shares in which the following directors of Barclays PLC had an interest as potential beneficiaries: Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley. (The Quest is a trust which distributes shares to employees of the Barclays Group on the exercise of options granted under the Barclays PLC 1991 SAYE Share Option Scheme, the Barclays Group SAYE Share Option Scheme and the Woolwich plc Sharesave Scheme (the "Schemes")).

The trustee of the Quest also notified the Company on 23 July 2002 that it had transferred 63,671 Barclays PLC ordinary shares on 23 July 2002 to participants in the Schemes following the exercise of their options. Following this transaction, each of the directors listed above ceased to have an interest in such shares.

BARCLAYS

News Release

29 July 2002

Notification of directors' interests: Companies Act 1985 s.329

1. The trustee of the Barclays Qualifying Employee Share Ownership Trust (the "Quest") notified the Company on 29 July 2002 that it subscribed for a total of 22,965 Barclays PLC ordinary shares on 29 July 2002 at a price of 471p per share. Following this transaction, the trustee of the Quest held a total of 22,965 Barclays PLC ordinary shares in which the following directors of Barclays PLC had an interest as potential beneficiaries: Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley. (The Quest is a trust which distributes shares to employees of the Barclays Group on the exercise of options granted under the Barclays PLC 1991 SAYE Share Option Scheme, the Barclays Group SAYE Share Option Scheme and the Woolwich plc Sharesave Scheme (the "Schemes")).

   The trustee of the Quest also notified the Company on 29 July 2002 that it had transferred 22,965 Barclays PLC ordinary shares on 29 July 2002 to participants in the Schemes following the exercise of their options. Following this transaction, each of the directors listed above ceased to have an interest in such shares.

2. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS trust") notified the Company on 29 July 2002 that it had exercised its discretion and released 7,727 ordinary shares in Barclays PLC on 26 July 2002 at a price of 456.5p to a participant in the Executive Share Award Scheme ("ESAS"). The participant to whom shares were released is not a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 58,373,499 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Sir Andrew Large, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: August 1, 2002

By: /s/ Patrick Gonsalves
Patrick Gonsalves
Head of Board Support

BARCLAYS BANK PLC
(Registrant)

Date: August 1, 2002

By: /s/ Patrick Gonsalves
Patrick Gonsalves
Head of Board Support

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)




Date: August 1, 2002

By: /s/
Patrick Gonsalves
Head of Board Support

BARCLAYS BANK PLC
(Registrant)




Date: August 1, 2002

By: /s/
Patrick Gonsalves
Head of Board Support

h:\ggccs\gcs\dep_sec\pag\6k\signatures.doc